SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Big Lake Financial Corporation

(Name of Issuer)

Big Lake Financial Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

31928PI08
(CUSIP Number of Class of Securities)

John P. Greeley
Smith Mackinnon, PA
255 South Orange Avenue, Suite 800
Orlando, Florida 32801
(407) 843-7300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.☒	The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction:

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee-

$722,692	$91.57

*	Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $60.00 by (B) the total number of shares of common stock owned by all such shareholders of record in each shareholder’s account immediately prior to the reverse stock split.

**	Determined pursuant to Rule 0-11 (b)(2) by multiplying $722,692 by .000 1267.

Check Box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing Party:

Form or Registration No.:	Date Filed:

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Big Lake Financial Corporation, a Florida corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder. We are proposing that our shareholders adopt an amendment to our articles of incorporation that will result in the reclassification of certain shares of our common stock into newly authorized shares of preferred stock. If the transaction is completed, our shareholders of record who hold less than 200 shares of common stock will receive shares of preferred stock on the basis of one share of preferred stock for each share of common stock held by such shareholders. As a result, shareholders or record who hold 200 or more shares of common stock prior to the transaction will continue to hold the same number of shares following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.

     This Schedule 13-E is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by Big Lake Financial Corporation pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reclassification transaction, and to transact any other business properly brought before the special meeting. The proxy statement is incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 23, 2004.

     The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet.

Reg. M-A 1001

     The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION TRANSACTION” is hereby incorporated herein by reference.

ITEM 2. Subject Company Information.

Reg. M-A 1002

(a)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET–BIG LAKE FINANCIAL CORPORATION” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Background of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF BIG LAKE FINANCIAL CORPORATION COMMON STOCK AND DIVIDEND INFORMATION–Comparative Market Price Data” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF BIG LAKE FINANCIAL CORPORATION COMMON STOCK AND DIVIDEND INFORMATION” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION–Prior Stock Purchases” is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

Reg. M-A 1003(a) through (c)

(a)-(c)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET–BIG LAKE FINANCIAL CORPORATION” is hereby incorporated herein by reference.

During the last five years, Big Lake Financial Corporation has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of Big Lake Financial Corporation.

Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, the principal address of each person identified below is 1409 South Parrott Avenue, Okeechobee, Florida 34974.

Current Principal Occupation or Employment
Name and Address	and Material Positions Held During the Past Five Years
John W. Abney, Sr.	Owner, Abney & Abney Construction, Inc.
P. O. Drawer 700	(building contractor)
Okeechobee, FL 34973-0700

John B. Boy, Jr.	Accountant/Owner, Boy, Miller, Kisker, & Perry, P.A.
P.O. Box 490
Clewiston, FL 33440-0490

Robert E. Coker	Vice President of Community & Government Affairs,
111 Ponce DeLeon	U.S. Sugar Corporation
Clewiston, FL 33440

Mary Beth Cooper	Homemaker
2123 S.W. 21st Street
Okeechobee, FL 34974

H. Gilbert Culbreth, Jr.	Owner, Gilbert Chevrolet Company, Inc.
P.O. Box 848
Okeechobee, FL 34973-0848

Curtis S. Fry	Owner, Fry Hardware Co. & Cane Brake Apts.
111 San Benito Street
Clewiston, FL 33440

Randall A. Jones	Business Owner
10128 Inverness Way
Port St. Lucie, FL 34986

Joe G. Mullins	Executive Vice President and Chief Administrative Officer of
2170 S.W. 21st Street	the Holding Corporation; President of Big Lake National Bank
Okeechobee, FL 34974

Bobby H. Tucker	Tucker Group (real estate)
5108 S.W. Hammock Creek Drive
Palm City, FL 34990

Edwin E. Walpole, III	Chairman, President and Chief Executive Officer of the
Post Office Box 1177	Holding Corporation; Chairman of the Board of Big Lake
Okeechobee, FL 34973-1177	National Bank; Owner, of Walpole, Inc. (transportation company)

To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. Terms of Transaction.

Reg. M-A 1004(a) and (c) through (f)

(a)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL FACTORS–Purpose and Structure of the Reclassification Transaction,” “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS–Effects of the Reclassification Transaction on Big Lake Financial Corporation; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS–Effects of the Reclassification Transaction on Shareholders of Big Lake Financial Corporation,” “SPECIAL FACTORS–Accounting Treatment,” “SPECIAL FACTORS”–Preferred Stock,” and “SPECIAL FACTORS–Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Effects of the Reclassification Transaction on Shareholders of Big Lake Financial Corporation” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Appraisal Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Big Lake Financial Corporation’s Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Preferred Stock” and “DESCRIPTION OF CAPITAL STOCK” is hereby incorporated herein by reference.

ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.

Reg. M-A 1005(a) through (c) and (e)

(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS–Related Transactions,” is hereby incorporated herein by reference.

(b)-(c)	Not applicable.

(e)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION–Quorum; Vote Required for Approval,” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS–Agreements Involving Big Lake Financial Corporation’s Securities” is hereby incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

Reg. M-A 1006(b) and (c)(1)-(8)

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction” and “SPECIAL FACTORS–Accounting Treatment” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL FACTORS–Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction,” and “SPECIAL FACTORS–Effects of the Reclassification Transaction on Shareholders of Big Lake Financial Corporation” is hereby incorporated herein by reference.

ITEM 7. Purpose(s), Alternatives, Reasons and Effects.

Reg. M-A 1013

(a)-(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “SPECIAL FACTORS–Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL FACTORS–Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS–Effects of the Reclassification Transaction on Shareholders of Big Lake Financial Corporation,” and “SPECIAL FACTORS–Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction.

Reg. M-A 1014

(a)-(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction,” and “SPECIAL

FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION–Quorum; Vote Required for Approval,” “SPECIAL FACTORS–Background of the Reclassification Transaction,” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION–Quorum; Vote Required for Approval,” “SPECIAL FACTORS–Background of the Reclassification Transaction,” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

Reg. M-A 1015

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “OTHER MATTERS–Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction” and “SPECIAL

FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(c)	Not applicable.

ITEM 10. Source and Amount of Funds or Other Consideration.

Reg. M-A 1007

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction” and “SPECIAL FACTORS–Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Fees and Expenses” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS–Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 11. Interest in Securities of the Subject Company.

Reg. M-A 1008

(a)	The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION–Recent Transactions” is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.

Reg. M-A 1012(d) and (e)

(d)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF RECLASSIFICATION TRANSACTION–Quorum; Vote Required for Approval,” “SPECIAL FACTORS–Background of the Reclassification Transaction,” “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the

Reclassification Transaction; Board Recommendation,” and “SPECIAL FACTORS–Interests of Certain Persons in the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS–Background of the Reclassification Transaction” and “SPECIAL FACTORS–Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13. Financial Statements.

Reg. M-A 1010(a) and (b)

(a)	The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION–Selected Historical and ProForma Financial Data” and “OTHER MATTERS–Information Incorporated by Reference” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION–Selected Historical and ProForma Financial Data” is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.

Reg. M-A 1009

(a)-(b)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF RECLASSIFICATION TRANSACTION–Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS–Persons Making the Solicitation” is hereby incorporated herein by reference.

ITEM 15. Additional Information.

Reg. M-A 1011 (b)

(a)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.

Reg. M-A 1016(a) through (d), (f) and (g)

(a)	Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Preliminary Proxy Statement. *

(f)	Preliminary Proxy Statement. *

(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on November 23, 2004.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2004	Big Lake Financial Corporation

/s/ Edwin E. Walpole, III
By: Edwin E. Walpole, III
Title: Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)	Preliminary Proxy Statement, together with the proxy card.*
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Preliminary Proxy Statement. *
(f)	Preliminary Proxy Statement. *
(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on November 23, 2004.